Exhibit 99.1

ATRenew Inc. Reports Unaudited Third Quarter 2025 Financial Results

SHANGHAI, November 20, 2025 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the three months ended September 30, 2025.

Third Quarter 2025 Highlights

•
Total net revenues grew by 27.1% to RMB5,149.2 million (US$723.3 million) from RMB4,051.2 million in the same period of 2024.
•
Income from operations was RMB120.8 million (US$17.0 million), representing an increase of 385.1% year -on-year from RMB24.9 million in the same period of 2024. Adjusted income from operations (non-GAAP)1 was RMB140.3 million (US$19.7 million), representing an increase of 34.9% year-on-year from RMB104.0 million in the same period of 2024.
•
Number of consumer products transacted2 was 10.9 million compared to 9.1 million in the same period of 2024.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “In the third quarter of 2025, ATRenew once again delivered impressive results. Total revenue for the quarter reached a record high of RMB5,149 million, up 27.1% year-on-year. With a strategic focus on ‘scenario + supply chain’ capabilities, we have secured high-quality supplies, accelerated the expansion of our fulfillment capabilities, and achieved a higher proportion of compliant refurbishment and retail operations that deliver greater value to the industry. With enhanced transaction efficiency and user experience across our marketplaces, we capitalized on the rapid and healthy development of the pre-owned consumer electronics industry, thereby solidifying the foundation of the company's core business. At the same time, leveraging AHS Recycle’s brand power as China's leading brand for recycle-and-reuse, we are innovatively exploring multi-category recycling services under the platform model, with a focus on the long-term opportunities presented by the future circular economy.”

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “We are pleased to report that ATRenew achieved improved profitability in the third quarter of 2025, with adjusted income from operations increasing by 34.9% year-over-year to RMB140 million. Through effective business execution and refined operational management, we achieved year-over-year and quarter-over-quarter improvements across multiple profitability metrics. As user acceptance of recycling and trade-in services continues to grow, we expect to leverage economies of scale in our fulfillment capabilities to gradually enhance our overall profitability. In alignment with the Company’s financial performance and our ongoing commitment to creating value, we are also implementing a three-year shareholder return plan as we previously announced.”

1. For all measures labeled as “non-GAAP” on this page and following pages, please see “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Third Quarter 2025 Financial Results

REVENUE

Total net revenues increased by 27.1% to RMB5,149.2 million (US$723.3 million) from RMB4,051.2 million in the same period of 2024.

•
Net product revenues increased by 28.7% to RMB4,726.3 million (US$663.9 million) from RMB3,672.2 million in the same period of 2024. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.
•
Net service revenues increased by 11.6% to RMB422.8 million (US$59.4 million), compared to RMB379.0 million in the same period of 2024. This increase was primarily due to an increase in the service revenue generated from multi-category recycling business and Paipai Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB5,033.2 million (US$707.0 million), compared to RMB4,028.1 million in the same period of 2024, representing an increase of 25.0%.

•
Merchandise costs were RMB4,094.2 million (US$575.1 million), compared to RMB3,242.8 million in the same period of 2024, representing an increase of 26.3%. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB437.1 million (US$61.4 million), compared to RMB347.3 million in the same period of 2024, representing an increase of 25.9%. The increase was primarily due to (i) an increase in personnel costs and logistics expenses as the Company conducted more recycling and transaction activities compared with the same period of 2024, and (ii) an increase in operation related expenses as the Company expanded its store networks and operation center capacity in the third quarter of 2025.
•
Selling and marketing expenses were RMB363.9 million (US$51.1 million), compared to RMB315.3 million in the same period of 2024, representing an increase of 15.4%. The increase was primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, and (ii) an increase in commission expenses in relation to channel service fees. The increase was partially offset by a decrease in amortization of intangible assets resulting from assets and business acquisitions resulting from the maturity of major remaining intangible assets in the second quarter of 2025.
•
General and administrative expenses were RMB74.1 million (US$10.4 million), compared to RMB69.3 million in the same period of 2024, representing an increase of 6.9%. The increase was primarily due to (i) an increase in tax and surcharges, and (ii) an increase in consultant fees. The increase was partially offset by a decrease in share-based compensation.
•
Technology and content expenses were RMB63.8 million (US$9.0 million), compared to RMB53.4 million in the same period of 2024, representing an increase of 19.5%. The increase was primarily due to an increase in personnel costs.

INCOME FROM OPERATIONS

Income from operations was RMB120.8 million (US$17.0 million), an increase of 385.1% from RMB24.9 million in the same period of 2024.

Adjusted income from operations (non-GAAP) was RMB140.3 million (US$19.7 million), an increase of 34.9% from

RMB104.0 million in the same period of 2024.

NET INCOME

Net income was RMB90.8 million (US$12.8 million), an increase of 407.3% from RMB17.9 million in the same period of 2024.

Adjusted net income (non-GAAP) was RMB110.2 million (US$15.5 million), an increase of 22.3% from RMB90.1 million in the same period of 2024.

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB0.56 (US$0.08) and RMB0.56 (US$0.08), compared to RMB0.11 and RMB0.11 in the same period of 2024.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.68 (US$0.10) and RMB0.68 (US$0.10), compared to RMB0.56 and RMB0.55 in the same period of 2024.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,537.6 million (US$356.4 million) as of September 30, 2025, as compared to RMB2,919.6 million as of December 31, 2024.

Business Outlook

For the fourth quarter of 2025, the Company currently expects its total revenues to be between RMB6,080.0 million and RMB6,180.0 million, representing an increase of 25.4% to 27.4% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

On June 30, 2025, ATRenew announced that the board of directors of the Company (the “Board”) has authorized a new share repurchase program, under which the Company may repurchase up to US$50 million of its shares (including ADSs) over a 12-month period starting from June 30, 2025. During the third quarter of 2025, ATRenew repurchased a total of approximately 0.5 million ADSs for approximately US$2.1 million.

Conference Call Information

The Company’s management will hold a conference call on Thursday, November 20, 2025 at 07:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	2918322

The replay will be accessible through November 27, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-855-669-9658
Access Code:	3466263

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is income (loss) from operations excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income is net income (loss) excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net income (loss) per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in income (loss) from operations and net income (loss). The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,970,183	1,627,654	228,635
Restricted cash	132,000	6,668	937
Short-term investments	583,764	546,685	76,792
Amount due from related parties, net	117,161	244,445	34,337
Inventories	535,070	698,834	98,165
Funds receivable from third party payment service providers	233,133	356,054	50,015
Prepayments and other receivables, net	598,045	903,655	126,934
Total current assets	4,169,356	4,383,995	615,815
Non-current assets:
Long-term investments	556,136	514,256	72,237
Property and equipment, net	156,532	229,671	32,262
Intangible assets, net	56,603	11,432	1,606
Other non-current assets	152,094	158,551	22,272
Total non-current assets	921,365	913,910	128,377
TOTAL ASSETS	5,090,721	5,297,905	744,192
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	225,000	149,800	21,042
Accounts payable	171,356	146,268	20,546
Contract liabilities	98,834	79,139	11,117
Accrued expenses and other current liabilities	522,378	648,487	91,092
Accrued payroll and welfare	179,693	189,921	26,678
Amount due to related parties	109,730	116,418	16,353
Total current liabilities	1,306,991	1,330,033	186,828
Non-current liabilities:
Operating lease liabilities, non-current	79,934	76,986	10,814
Deferred tax liabilities	9,244	2,469	347
Total non-current liabilities	89,178	79,455	11,161
TOTAL LIABILITIES	1,396,169	1,409,488	197,989
TOTAL SHAREHOLDERS' EQUITY	3,694,552	3,888,417	546,203
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,090,721	5,297,905	744,192

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	3,672,239	4,726,335	663,904	10,383,813	13,548,709	1,903,176
Net service revenues	378,999	422,820	59,393	1,095,264	1,245,356	174,934
Operating (expenses) income (1)(2)
Merchandise costs	(3,242,843)	(4,094,190)	(575,107)	(9,181,300)	(11,667,662)	(1,638,947)
Fulfillment expenses	(347,270)	(437,102)	(61,399)	(985,325)	(1,278,579)	(179,601)
Selling and marketing expenses	(315,293)	(363,891)	(51,115)	(990,607)	(1,189,619)	(167,105)
General and administrative expenses	(69,302)	(74,147)	(10,415)	(215,671)	(215,042)	(30,207)
Technology and content expenses	(53,396)	(63,823)	(8,965)	(153,391)	(181,294)	(25,466)
Other operating income, net	1,751	4,776	671	23,082	22,666	3,184
Income (loss) from operations	24,885	120,778	16,967	(24,135)	284,535	39,968
Interest expense	(3,615)	(1,258)	(177)	(12,332)	(4,886)	(686)
Interest income	8,686	5,921	832	20,611	19,875	2,792
Other income (loss), net	47	(281)	(39)	(41,305)	(1,998)	(281)
Income (loss) before income taxes and share of loss in equity method investments	30,003	125,160	17,583	(57,161)	297,526	41,793
Income tax benefits (expenses)	5,949	(16,883)	(2,372)	24,536	(40,465)	(5,684)
Share of loss in equity method investments	(18,069)	(17,460)	(2,453)	(53,028)	(51,108)	(7,179)
Net income (loss)	17,883	90,817	12,758	(85,653)	205,953	28,930
Net income (loss) per ordinary share:
Basic	0.11	0.56	0.08	(0.53)	1.28	0.18
Diluted	0.11	0.56	0.08	(0.53)	1.27	0.18
Weighted average number of shares used in calculating net income (loss) per ordinary share
Basic	161,405,774	161,397,323	161,397,323	162,011,110	161,419,254	161,419,254
Diluted	164,258,720	162,686,691	162,686,691	162,011,110	162,495,952	162,495,952
Net income (loss)	17,883	90,817	12,758	(85,653)	205,953	28,930
Foreign currency translation adjustments	(7,093)	892	125	(7,183)	(5,849)	(822)
Total comprehensive income (loss)	10,790	91,709	12,883	(92,836)	200,104	28,108

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands)

	Three months ended September 30,			Nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(3,021)	(4,919)	(691)	(15,992)	(11,257)	(1,581)
Selling and marketing expenses	(12,220)	(2,062)	(290)	(56,792)	(8,252)	(1,159)
General and administrative expenses	(13,854)	(8,992)	(1,263)	(45,924)	(15,323)	(2,152)
Technology and content expenses	(3,657)	(2,726)	(383)	(13,611)	(8,943)	(1,256)
(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(46,263)	(780)	(110)	(169,154)	(45,172)	(6,345)
Technology and content expenses	(130)	—	—	(981)	—	—

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	24,885	120,778	16,967	(24,135)	284,535	39,968
Add:
Share-based compensation expenses	32,752	18,699	2,627	132,319	43,775	6,148
Amortization of intangible assets resulting from assets and business acquisitions	46,393	780	110	170,135	45,172	6,345
Adjusted income from operations (non-GAAP)	104,030	140,257	19,704	278,319	373,482	52,461
Net income (loss)	17,883	90,817	12,758	(85,653)	205,953	28,930
Add:
Share-based compensation expenses	32,752	18,699	2,627	132,319	43,775	6,148
Amortization of intangible assets resulting from assets and business acquisitions	46,393	780	110	170,135	45,172	6,345
Less:
Tax effects of amortization of intangible assets resulting from assets and business acquisitions	(6,972)	(117)	(16)	(25,559)	(6,776)	(952)
Adjusted net income (non-GAAP)	90,056	110,179	15,479	191,242	288,124	40,471
Adjusted net income per ordinary share (non-GAAP):
Basic	0.56	0.68	0.10	1.18	1.78	0.25
Diluted	0.55	0.68	0.10	1.16	1.77	0.25
Weighted average number of shares used in calculating net income per ordinary share
Basic	161,405,774	161,397,323	161,397,323	162,011,110	161,419,254	161,419,254
Diluted	164,258,720	162,686,691	162,686,691	165,040,389	162,495,952	162,495,952